Filed by Warner-Lambert Company
                      pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant Rule 14a-12
                                     of the Securities Exchange Act of 1934
                                              Commission File No:  001-3608
                                   Subject Company:  Warner-Lambert Company


 THE FOLLOWING Q&A WAS DISTRIBUTED TO CERTAIN MEMBERS OF WARNER-LAMBERT SENIOR MANAGEMENT.


                            COMPANY CONFIDENTIAL

                FOR USE BY WARNER-LAMBERT HOST MANAGERS ONLY

                            NOT FOR DISTRIBUTION

                              February 8, 2000

       QUESTIONS AND ANSWERS FOR COLLEAGUES OF WARNER-LAMBERT ON THE
                 SIGNING OF A MERGER AGREEMENT WITH PFIZER

 Q1. CAN YOU EXPLAIN THE APPARENT CHANGE IN STRATEGY WITHIN THE PAST YEAR ON THE ISSUE OF MERGERS, ACQUISITIONS OR ALLIANCES?

 A. Major forces are reshaping our industry. These forces have intensified greatly during the past two years and can no longer be ignored if Warner-Lambert is to sustain the value we as colleagues have worked so hard to build.

      First, the costs of drug R&D and marketing are skyrocketing. Today, it costs somewhere around $500 million to discover, develop and launch a major new drug. That cost could easily be $2 billion by the year 2010.

      Second, there are increasing pressures around the world to control health care costs, affecting our ability to grow profits.

      Third, competition is intensifying around the world. Huge companies like AstraZeneca, Bristol Myers-Squibb and Glaxo Wellcome (soon to merge with SmithKline Beecham) are taking dead aim at Warner-Lambert's key markets, including the Lipitor franchise.

      Fourth, we have a new opportunity to reach global consumers through the Internet which requires new resources to fund opportunity and grow in this age of "clicks and mortar."

      And perhaps most striking, mergers are becoming a way of life in our industry. Almost half of the top 20 pharmaceutical companies have announced plans to merge.

      Joining the two fastest-growing companies in our industry will greatly enhance our ability to achieve sustainable growth. The
      Pfizer-Warner-Lambert combination creates one of the ten most valuable companies in the world... and sets the stage for our becoming the world's largest pharmaceutical firm by 2001.

 Q2. WHY DID WE MERGE WITH PFIZER AFTER THREE MONTHS OF RESISTING A MERGER WITH THEM?

 A. Because the situation changed, with the growing gap between the value of the offers from American Home and Pfizer.

      The transaction we have negotiated with Pfizer achieves the objective of our Board of Directors, that is, to maximize near- and long-term value for our shareholders. The immediate premium to shareholders, combined with the growth prospects of what will be the strongest, most dynamic and, soon, the largest pharmaceutical company in the world, now make our combination with Pfizer the best way for the Board to achieve their goal.

 Q3.  THE WORDS ON BOTH SIDES WERE HEATED AT TIMES. IS THIS A HOSTILE
      TAKEOVER?

 A. First, the rhetoric in any intense business situation sometimes becomes heated. Both sides were in sensitive, large-stakes negotiations. These negotiations are over, and they were concluded productively. This is not a merger of equals, but it is also not a hostile takeover. The leadership of both companies want this venture to be marked by a spirit of partnership and mutual respect.

 Q4.  WHAT DO WE GAIN BY COMBINING FORCES WITH PFIZER?

 A. We gain the competitive advantage of scale and size needed to thrive in what is shaping up as the golden era of pharmaceutical discovery.

      We have created the world's most valuable and fastest-growing major pharmaceutical company. It will have the world's largest drug research and development budget. The new company will have market-leading positions in the areas of cardiovascular disease, viral and infectious diseases, urology, arthritis and disorders of the central nervous system. Together, we create a pharmaceutical pipeline of extraordinary breadth and depth (138 compounds in development).
      With the resources we will have available - a nearly $5 billion combined R&D budget - it is our intention to accelerate the availability of these many innovative and medically important new therapies.

      We also add to the critical mass of our consumer products operations. A merger with Pfizer gets us into new OTC categories, with products like BenGay, Visine and Desitin.

 Q5.  DID WE CONSIDER ANY OTHER MERGER PARTNERS?

 A. We've been scanning the global competitive environment for years...both as part of our on-going business operations, and especially as the importance of alliances has grown. You can appreciate that all discussions regarding possible business combinations are confidential and we can not disclose any information in that regard.

 Q6. WHY COULDN'T WE GROW THROUGH MORE ACQUISITIONS THE SIZE OF JOUVEINAL AND AGOURON?

 A. The pace and scope of research is growing so rapidly, and the competitive landscape changing so profoundly, that doing a series of smaller deals would not bring us where we needed to be as quickly as we needed to get there. Further, doing many discrete, smaller acquisitions would have created ongoing complexity through multiple integrations.

 Q7:  WILL PFIZER DIVEST ANY BUSINESSES?

 A. Pfizer has said that their intent is to focus on their core business-health care. Clearly, some current WL operations would not fit under that broad umbrella. However, there may be restrictions on the merged company on divesting assets for a period of time if, as intended, the merger is completed through the use of an accounting method called "pooling of interests."

 Q8.   WHY WASN'T THE NAME WARNER-LAMBERT PRESERVED?

 A. The name of the combined company was an important part of the negotiations. However, in the final analysis it was determined that Pfizer has built tremendous awareness and equity around its corporate name and therefore, would better serve the new enterprise.

      The Warner-Lambert and Parke-Davis names will be preserved as important divisional and trade names.

 Q9.   WHERE WILL THE CORPORATE HEADQUARTERS BE LOCATED?

 A.   New York City.

 Q10.  WHAT WILL HAPPEN TO MORRIS PLAINS FACILITIES?

 A. They will be the headquarters for the Warner-Lambert Consumer Healthcare Division, along with certain other consumer businesses and selected pharmaceutical operational support functions of the new company.

 Q11. WILL PFIZER KEEP THE ANN ARBOR R&D CENTER?

 A. Yes, Ann Arbor will remain a major R&D center for the combined company and maintain its Parke-Davis identity.

 Q12. CAN YOU DETAIL THE RESTRUCTURING COSTS?

 A. We anticipate annual cost savings of $1.6 billion over three years. Two hundred million dollars of these savings are expected to be achieved by year-end 2000; $1 billion by year-end 2001 and $1.6 billion by year-end 2002. These would occur primarily from consolidating manufacturing and distribution operations, restructuring general and administrative functions and savings in purchasing and supply.

 Q13.  HOW MANY JOBS WILL BE CUT?

 A. We don't know at this point. The driving force of this merger is strategic, not cost reduction. Pfizer has said that the vast majority of current Warner-Lambert colleagues will be integral contributors to the new company. However, when two companies the size of Warner-Lambert and Pfizer combine, there are inevitably places where functions are duplicated and positions can be cut.

 Q14.  WHEN WILL I KNOW IF I HAVE A POSITION IN THE NEW COMPANY?

 A. The period of time between the signing of the merger agreement and finalizing the deal is expected to be four to six months. That is the time estimated in order to proceed through normal government reviews and receive final shareholder approval. During this transition period, we will be reviewing each organization, designing new structures and operating procedures, and developing integration plans. This work will be spearheaded by a transition team led by Pharmaceutical Sector President Tony Wild and Pfizer's President and COO, Hank McKinnell.

      We expect to notify colleagues of their status as soon as possible following closing. We will, of course, fulfill all of our legal obligations to inform and consult with works councils.

      Between now and the closing of the merger, we will be looking at how the two companies will best fit together...and we will be prepared to announce specifics following the closing of the merger agreement.

 Q15. WHO WILL BE ON THE BOARD OF DIRECTORS?

 A. Upon approval by Pfizer's shareholders, eight of Warner-Lambert's outside directors will join the Board of Directors of the combined company. If Pfizer's shareholders decline to increase the size of the Board of Directors, then Pfizer will appoint three outside directors from our current Board.

 Q16. WHAT ROLE WILL LODEWIJK DE VINK HAVE IN THE NEW ORGANIZATION?

 A. While offered a position in the senior leadership of the new organization, Lodewijk has declined the offer. He will continue in his leadership position at Warner-Lambert until the closing of the deal.

 Q17. CAN YOU COMMENT ON THE CULTURAL FIT OF OUR TWO ORGANIZATIONS?

 A. No two corporate cultures are ever completely alike, but we believe that our two cultures are more alike than they are different. Both have proud histories that date back more than 100 years...both share a passion for innovation and growth...both adhere to a set of core values...and both believe in giving back to the community. As we put our two companies together, we believe the best people and practices from both companies will flourish.

 Q18. DOES PFIZER HAVE A COMMITMENT TO PEOPLE ISSUES LIKE WORKPLACE
      DIVERSITY?

 A. Pfizer has a strong commitment to diversity and work/life issues. Recently a new survey from Fortune Magazine ranked Pfizer as the best company to work for in the pharmaceutical industry and the 20th best overall. In addition, like us, Pfizer was named to the Working Mothers list of the Top 100 Companies, and received the 1999 Corporate Conscience Award from the Council on Economic Priorities. Visit their website, pfizer.com, for more information.

 Q19. WHAT ABOUT MY CURRENT ASSIGNMENT?

 A. This transaction is likely to take four to six months to close. You should continue to focus and execute your current responsibilities to the best of your ability. Many of you may be involved directly in the transition process. While there are some priorities that may change as a result of the planned merger, you should stay focused on your goals and objectives.

 Q20. WILL PEP REVIEWS BE HELD, BONUSES PAID AND MERIT INCREASES ANNOUNCED
      AS USUAL THIS QUARTER?

 A. Yes. Warner-Lambert will continue to function independently until after the deal is closed, which is projected to be four to six months.

 Q21. SHOULD WE FILL OPEN POSITIONS?

 A. Our hiring freeze will remain in effect; however, in the event of a critical need, special approval may be sought from senior management to fill a limited number of open positions.

 Q22. WHAT WILL BE THE IMPACT ON MY STOCK OPTIONS?

 A. Stock options held by Warner-Lambert colleagues would be treated as follows:

      Upon completion of the merger, Warner-Lambert stock options would convert to become options to acquire shares of Pfizer. Also, all unvested Warner-Lambert stock options would become immediately exercisable.

      The exercise price and number of shares of the Warner-Lambert options would be adjusted to reflect the exchange ratio used in the merger. In general, the number of shares of the Warner-Lambert options would be multiplied by the exchange ratio (2.75) in order to determine the number of options in Pfizer, and the exercise price of the Warner-Lambert options would be divided by the exchange ratio (2.75) in order to determine the exercise price of the options in Pfizer.

      The terms and conditions of the Warner-Lambert options will generally remain the same. For example, the ten-year term of the options will not be affected.

      If a colleague leaves the employ of the company after completion of the merger, the exercise period will be determined as follows. If the colleague is at least age 55, the usual Warner-Lambert provisions will apply. Thus, the options will remain exercisable for the longer of three years or the period the options have been outstanding. If the colleague is under age 55, a special provision will apply depending upon when the options were granted. For example, for options granted prior to 1997, the options will remain exercisable for a period of three months. For options granted beginning in 1997, the options will remain exercisable for a period of two years after the colleague leaves the company if the colleague's employment is terminated within three years after completion of the merger. Under no circumstances, however, may any options be exercised after expiration of the original ten-year term.

 Q23. HOW WILL YOU TELL ME MORE NEWS AND INFORMATION?

 A. We plan to communicate regularly and extensively through all our channels. For the next few weeks, visit WORLD and Citations Daily on the Intranet for current corporate-wide information. We expect to have a special transition web-site up shortly. Information regarding Pfizer can be obtained through their web site (www.pfizer.com).

 Q24. I AM REALLY SAD AND ANGRY ABOUT ALL OF THIS.

 A. It is natural to feel sadness or even anger in the face of major change. What is important to remember is that in this day and age, it is critical that organizations change before they have to. The Warner-Lambert/Pfizer combination will be a powerhouse in pharmaceuticals and consumer healthcare. We believe that over the long term, the merged company will be able to create value much faster than Warner-Lambert could do alone.

 Q25. HOW WILL I GET INFORMATION SPECIFIC TO ME?

 A. As always, your manager will be the primary source of that kind of communication.


                                * * * * * *

 These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Warner-Lambert/Pfizer transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger between Warner-Lambert and Pfizer; failure of the Warner-Lambert or Pfizer stockholders to approve the merger; the risk that the Warner-Lambert and Pfizer businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting and Warner-Lambert's and Pfizer's businesses generally. More detailed information about those factors is set forth in Warner-Lambert's and Pfizer's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1998, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Warner-Lambert and Pfizer are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                * * * * * *

 On November 15, 1999, Pfizer filed a joint proxy statement/prospectus in connection with its proposed merger with Warner-Lambert. Pfizer and Warner-Lambert will be jointly preparing an amendment to the joint proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pfizer Inc. and Warner-Lambert Company with the Commission at the Commission's web site at www.sec.gov. In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Pfizer may be obtained for free from Pfizer by directing a request to Pfizer Inc., 235 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone: (212) 573-2668. Documents filed with the SEC by Warner-Lambert may be obtained for free from Warner-Lambert by directing a request to Warner-Lambert Company, 201 Tabor Road, Morris Plains, New Jersey 07950, Attention: Corporate Secretary, telephone
 (973) 385-4593.

      Warner-Lambert and certain other persons will be soliciting proxies from Warner-Lambert shareholders in favor of the merger. Information concerning the participants in the solicitation is included in the filing under Rule 425 made by Warner-Lambert with the SEC on February 9, 2000.